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                                                       1875 K Street, NW
                                                       Washington, DC 20006-1238
                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

VIA EDGAR

January 11, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

    Re:iShares Trust
       File Nos. 333-92935, 811-09729
       Post-Effective Amendment No. 123

Ladies and Gentlemen:

On behalf of iShares Trust (the "Trust"), we hereby transmit for filing under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940, Post-Effective Amendment No. 123 (the "Amendment") to the Trust's Registration Statement on Form N-1A.

The Amendment is being filed for the purpose of adding one new fund to the
Trust:

   iShares MSCI ACWI Index Fund (the "Fund").

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission in its review of the Amendment to the Registration Statement.

(1)Investment Objective and Underlying Index

The underlying index of the Fund is the MSCI All Country World Index (the "Index"). The Index is a free-float adjusted market capitalization index that measures the combined equity market performance of developed and emerging market countries. The composition of the Index is based upon a methodology established by MSCI Inc.

The Fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the Index.

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(2)Other Fund Specific Disclosure

The Fund's description of its investment strategy (i.e., the Fund, using representative sampling, will invest at least 90% of its assets in the securities of the Index and in American Depositary Receipts, Global Depository Receipts, European Depository Receipts or other depositary receipts representing securities in the Index) and risk factors are specific to the Fund. The portfolio managers are also specific to the Fund.

(3)Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by iShares Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 103, filed pursuant to Rule 485(a) on October 1, 2007, relating to the iShares MSCI Kokusai Index Fund (and the related amendment under Rule 485(b), filed and effective on December 11, 2007).

The disclosures applicable to the Fund and iShares Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Management--Investment Adviser," "Management--Administrator, Custodian and Transfer Agent," "Shareholder Information," "Determination of NAV," "Dividends and Distribution," and "Distribution," included in the Prospectus, and under the headings "Proxy Voting," "Portfolio Holdings Information," "Continuous Offering," "Management--Investment Adviser," "Management--Code of Ethics," "Management -Administrator, Custodian and Transfer Agent," "Management--Distributor," "Brokerage Transactions," "Creation and Redemption of Creation Units", "Financial Statements" and "Miscellaneous Information," included in the Statement of Additional Information.
                                 *  *  *  *  *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, in accordance with Investment Company Act Release No. 13768, we request that the Registration Statement be given selective review.

If you have any questions or comments, please call Jane Kim of this firm at
(202) 303-1242 or me at (202) 303-1203.

Sincerely,

/s/ Anthony A. Vertuno
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Anthony A. Vertuno

cc:Kevin D. Smith, Esq.
   Benjamin J. Haskin, Esq.
   Jane H. Kim, Esq.

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